Mail Stop 6010

May 12, 2008

Quentin T. Kelly
Chairman
WorldWater & Solar Technologies Corp.
200 Ludlow Drive
Ewing NJ 08638

> **Re:** **WorldWater & Solar Technologies Corp.**
> **Preliminary Proxy Statement**
> **Filed June 5, 2007**
> **Annual Report on Form 10-KSB for the fiscal year**
> **ended December 31, 2006**
> **Filed April 9, 2007**
> **File No. 0-16936**

Dear Mr. Kelly:

We have completed our review of your Preliminary Proxy Statement, Form 10-KSB and related filings and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,


Peggy Fisher
Assistant Director